Exhibit 99.9

CERTIFICATION OF THE CHIEF EXECUTIVE OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

CERTIFICATION

I, James Douglas Skippen, President and Chief Executive Officer of the Company, certify, that:

1.	I have reviewed this report on Form 40-F/A of Wi-LAN Inc.; and
2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statement made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: February 10, 2015

/s/ James Douglas Skippen
James Douglas Skippen
President & Chief Executive Officer